Mail Stop 7010
								March 9, 2006



Martin J. Landon
Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

      Re:	Kinetic Concepts, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarters Ended September 30, 2005
		File No. 1-09913

Dear Mr. Landon:

      We have reviewed your response and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment 2

1.	We note the disclosures you intend to provide related to the settlement with Novamedix. Based on the material impact this settlement had on your operating results for the year ended
December
31, 2005, it appears to us that you should also disclose and discuss the specific facts and circumstances that occurred during FY 2005 that lead to this settlement.

Prior Comment 3

2.	We note the disclosures you intend to provide related to the pending litigation with BlueSky, including:

* the fact that the court issued rulings on Markman hearings on June
28, 2005 and January 26, 2006 and
* the fact that the court dismissed the breach of contract claim against Medela.

Please revise your proposed disclosures to address the potential impact, if any, that you believe these events may have on the resolution of the pending litigation.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,



John Hartz
Senior Assistant Chief Accountant
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Martin Landon
Kinetic Concepts, Inc.
March 9, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE